Exhibit 99.1

ROYAL BANK

OF CANADA

BY-LAWS

APRIL 6, 2016

INDEX	PAGE

BY-LAW ONE

1. Directors	1
1.1 Number, Election and Vacancies
2. Meetings of Directors	1
2.1 Notice
3. Committees of Directors	1
3.1 General
4. Officers	2
4.1 Officers
5. Indemnification of Directors and Officers	2
5.1 Bank Undertaking
5.2 Court Approval
5.3 Indemnity Agreement	3
6. Shareholders’ Meetings	3
6.1 Annual Meeting
6.2 Quorum
6.3 Chairman and Secretary
7. The Bank Seal	3
7.1 The Bank Seal
8. Interpretation	4
8.1 Interpretation

BY-LAW TWO

1. Remuneration of Directors	4
1.1 Remuneration

BY-LAW THREE

1. Authorized Capital	4
1.1 Authorized Capital
2. Shares	5
2.1 First Preferred Shares
2.2 Second Preferred Shares	8
2.3 Common Shares	11

BY-LAWS

OF

ROYAL BANK OF CANADA

BY-LAW ONE

1	DIRECTORS

1.1	Number, Election and Vacancies

The Board of Directors of the Bank shall consist of not less than the minimum number of directors required by the Bank Act and a maximum of 26 directors. The number of directors to be elected at any annual meeting of the shareholders shall be such number as is fixed by the directors prior to the annual meeting. The directors may, from time to time and in accordance with the laws governing the Bank, appoint one or more directors.

2	MEETINGS OF DIRECTORS

2.1	Notice

Notice of the time and place and, when required by the Bank Act, the purpose of any meeting of the directors shall be given to each director by delivering, mailing or sending by telecommunications facilities the same to him at his address as shown on the records of the Bank at least 24 hours prior to the time fixed for such meeting.

3	COMMITTEES OF DIRECTORS

3.1	General

Subject to the provisions of the Bank Act, the directors may appoint from their number committees and may delegate to such committees any of the powers of the directors.

4	OFFICERS

4.1	Officers

Subject to the provisions of the Bank Act, the directors may elect, designate or appoint such officers and specify such duties or delegate such powers to them as the directors may determine.

5	INDEMNIFICATION OF DIRECTORS AND OFFICERS

5.1	Bank Undertaking

The Bank undertakes towards each of its directors and officers, each of its former directors and officers and each of the persons who acts or who has acted at the Bank’s request as a director or officer of an entity of which the Bank is or was a shareholder or creditor, that the Bank will indemnify him and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Bank or such entity and including all taxes, duties, imposts or governmental charges whatsoever (“taxes”) levied on amounts paid to so indemnify him against such costs, charges, expenses and taxes, if

(a)	he acted honestly and in good faith with a view to the best interests of the Bank; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful;

provided that the foregoing indemnification will not apply in respect of an action by or on behalf of the Bank to procure a judgment in its favour unless the approval of a court is obtained as required by the Bank Act.

5.2	Court Approval

Where any such indemnification requires or is subject to or conditional upon the approval or consent of any court or of any governmental body or regulatory authority the Bank undertakes to exercise all reasonable efforts to obtain, or assist in obtaining, such approval or consent.

5.3	Indemnity Agreement

The chief executive officer and the chief operating officer, or either of them acting alone, or such other officer or officers as the chief executive officer or the chief operating officer may appoint in writing, acting alone, is directed and empowered for and on behalf and in the name of the Bank to enter into an indemnity agreement with each of the directors, officers and persons setting out these undertakings of the Bank towards such directors, officers and persons.

6	SHAREHOLDERS’ MEETINGS

6.1	Annual Meeting

The annual meeting of the shareholders of the Bank shall be held within six months of the end of each financial year of the Bank, at such time, date and place within Canada as shall be determined by or under the authority of the directors.

6.2	Quorum

Ten or more shareholders of the Bank present in person and entitled to vote thereat, shall constitute a quorum at any meeting of the shareholders of the Bank. However, where the provisions relating to a class or series of shares provide for the quorum for meetings of the holders thereof, such provisions shall apply.

6.3	Chairman and Secretary

The directors shall designate a chairman to preside at meetings of the shareholders of the Bank and a secretary to keep minutes of the proceedings at such meetings. The chairman at any meeting of the shareholders may appoint one or more persons, who need not be shareholders, to act as scrutineer or scrutineers at the meeting.

7	THE BANK SEAL

7.1	The Bank Seal

The Bank shall have a seal and the directors shall determine the custody and use of the seal or any facsimile thereof.

8	INTERPRETATION

8.1	Interpretation

In the by-laws of the Bank, where the context so requires or permits, the singular number shall be read as if the plural were expressed, and the masculine gender as if the feminine or neuter, as the case may be, were expressed.

BY-LAW TWO

1	REMUNERATION OF DIRECTORS

1.1	Remuneration

A maximum amount of $6,000,000 from the funds of the Bank may be paid in each fiscal year to the directors of the Bank to remunerate them for their services as such, in such proportions as the directors may determine.

BY-LAW THREE

1	AUTHORIZED CAPITAL

1.1	Authorized Capital

The authorized capital of the Bank consists of:

1.1.1                an unlimited number of Common Shares, without nominal or par value;

1.1.2                an unlimited number of First Preferred Shares, without nominal or par value, which may be issued for a maximum aggregate consideration of $20,000,000,000; and

1.1.3                an unlimited number of Second Preferred Shares, without nominal or par value, which may be issued for a maximum aggregate consideration of $5,000,000,000.

2	SHARES

2.1	First Preferred Shares

The First Preferred Shares shall as a class carry and be subject to the rights, privileges, restrictions and conditions hereinafter set out.

2.1.1                Subject to the provisions of the Bank Act, the First Preferred Shares shall be issuable in series as hereinafter provided and each of the First Preferred Shares shall rank pari passu as to the payment of dividends and return of capital. The directors of the Bank shall have the right, by resolution, but subject to the provisions of the Bank Act and subject to the provisions herein contained and to any conditions in that regard attaching to any outstanding series of First Preferred Shares, from time to time before issue, to divide the First Preferred Shares into series, any one of which may be made redeemable, and fix the number of shares in, and to determine the respective designations, rights, privileges, restrictions and conditions of, each series of the First Preferred Shares.

2.1.2                The holders of any series of the First Preferred Shares shall be entitled to receive in priority to the holders of the Second Preferred Shares and the Common Shares and of the shares of any other class of the Bank ranking junior to the First Preferred Shares, as and when declared by the directors of the Bank, dividends in the amounts specified or determinable in accordance with the provisions of such series and such dividends may be cumulative or non-cumulative and payable in cash (including a foreign currency) or by way of a stock dividend or in any other lawful manner provided for.

                         The priority, in the case of cumulative dividends, shall cover all prior completed periods in respect of which such dividends are payable plus such further amounts, if any, in respect of dividends as may be specified in the provisions attaching to the particular series and, in the case of non-cumulative dividends, shall cover all such dividends declared and unpaid. The holders of any series of First Preferred Shares shall not be entitled to any further or other dividends than those expressly provided for in the rights, privileges, restrictions and conditions attached to the First Preferred Shares of such series.

2.1.3                In the event of the liquidation, dissolution or winding-up of the Bank or other distribution of property of the Bank among shareholders for the purpose of winding-up its affairs, before any amount shall be paid to or any property distributed among the holders of the Second Preferred Shares, the Common Shares or shares of any other class of the Bank ranking junior to the First Preferred Shares, the holders of each series of the First Preferred Shares shall be entitled to receive to the extent provided for with respect to each series (i) an amount equal to the price at which such shares were issued, (ii) such premium, if any, as has been provided for with respect to such series, and (iii) all unpaid cumulative dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid up to and including the date of distribution) and, in the case of non-cumulative First Preferred Shares, all declared and unpaid non-cumulative dividends. After payment to the holders of the First Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Bank.

2.1.4                Subject to the provisions of the Bank Act and except as otherwise herein expressly provided or as provided in the rights, privileges, restrictions and conditions attaching to the First Preferred Shares of any series, the holders of the First Preferred Shares shall not, as such, have any voting rights for the election of directors of the Bank or for any other purpose, nor shall they be entitled to receive any notice of or attend shareholders’ meetings.

2.1.5                The Bank shall not, without the prior approval of the holders of the First Preferred Shares as a class given as hereinafter specified (in addition to such approvals as may be required by the Bank Act or any other legal requirement), (i) create or issue any shares ranking in priority to the First Preferred Shares or (ii) create or issue any additional series of First Preferred Shares or any shares ranking pari passu with the First Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative First Preferred Shares then issued and outstanding.

2.1.6                The provisions hereinbefore contained in paragraphs 2.1.1 to 2.1.5, inclusive, and herein contained in this paragraph 2.1.6, may be deleted, varied, modified, amended or amplified in whole or in part, but only with the approval of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval as may be required by the Bank Act.

                         The approval of the holders of the First Preferred Shares with respect to any and all matters hereinbefore referred to may be given in writing by the holders of not less than all of the First Preferred Shares for the time being outstanding or by resolution duly passed by not less than two-thirds of the votes cast by or on behalf of the holders of the First Preferred Shares at a meeting of the holders of the First Preferred Shares duly held for the purpose of considering the subject matter of such resolution and at which meeting the holders of not less than 51% of the outstanding First Preferred Shares are present in person or represented by proxy; provided, however, that, if at any such meeting, when originally held, the holders of at least 51% of the outstanding First Preferred Shares are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting and, at such adjourned meeting, the holders of First Preferred Shares present in person or so represented by proxy, whether or not they hold more or less than 51% of all First Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of the First Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the First Preferred Shares shall be given not less than 21 nor more than 50 days prior to the date fixed for such meeting and published as required by the Bank Act and shall state the nature of the business to be transacted and the text of any special resolution to be submitted to the meeting and, provided that such adjournment is not more than 29 days, notice of any such adjourned meeting shall be given not less than 7 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. If such adjournment is 30 days or more notice of such adjourned meeting shall be given as required by the Bank Act. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Bank with respect to meetings of shareholders or in the Bank Act.

                         If the deletion, variation, modification, amendment or amplification of the provisions hereinbefore contained especially affects the rights of the holders of First Preferred Shares of any series, in a manner different from that in or to which the rights of the holders of First Preferred Shares of any other series are affected, then such deletion, variation, modification, amendment or amplification shall, in addition to being approved by the holders of the First Preferred Shares as hereinabove set forth, be approved by the holders of the First Preferred Shares of such series so especially affected, which approval may be given in writing by the holders of not less than all of the First Preferred Shares of such series or by resolution passed by not less than two-thirds of the votes cast at a meeting of the holders of the First Preferred Shares of such series, and the provisions of this paragraph 2.1.6 shall apply, mutatis mutandis, with respect to the holding of such meeting.

                         At any meeting of the holders of First Preferred Shares, without distinction as to series, each holder of First Preferred Shares shall be entitled to one vote in respect of each $1.00 of issue price of First Preferred Shares held by him. At any meeting of the holders of First Preferred Shares of any particular series, each holder shall be entitled to one vote in respect of each First Preferred Share of such series held by him.

2.2	Second Preferred Shares

The Second Preferred Shares shall as a class carry and be subject to the rights, privileges, restrictions and conditions hereinafter set out.

2.2.1                The Second Preferred Shares as a class will rank junior to the First Preferred Shares with respect to priority in payment of dividends and in the distribution of property in the event of liquidation, dissolution or winding-up of the Bank, whether voluntary or involuntary, or any other distribution of the property of the Bank among its shareholders for the purpose of winding-up its affairs and will be subject in all respects to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class and each series of First Preferred Shares.

2.2.2                Subject to the provisions of the Bank Act, the Second Preferred Shares shall be issuable in series as hereinafter provided and each of the Second Preferred Shares shall rank pari passu as to the payment of dividends and return of capital. The directors of the Bank shall have the right, by resolution, but subject to the provisions of the Bank Act and subject to the provisions herein contained and to any conditions in that regard attaching to any outstanding series of Second Preferred Shares, from time to time before issue, to divide the Second Preferred Shares into series, any one of which may be made redeemable, and fix the number of shares in, and to determine the respective designations, rights, privileges, restrictions and conditions, of each series of the Second Preferred Shares.

2.2.3                The holders of any series of the Second Preferred Shares shall be entitled to receive in priority to the holders of the Common Shares and of the shares of any other class of the Bank ranking junior to the Second Preferred Shares, as and when declared by the directors of the Bank, dividends in the amounts specified or determinable in accordance with the provisions of such series and such dividends may be cumulative or non-cumulative and payable in cash (including a foreign currency) or by way of a stock dividend or in any other lawful manner provided for.

                         The priority, in the case of cumulative dividends, shall cover all prior completed periods in respect of which such dividends are payable plus such further amounts, if any, in respect of dividends as may be specified in the provisions attaching to the particular series and, in the case of non-cumulative dividends, shall cover all such dividends declared and unpaid. The holders of any series of Second Preferred Shares shall not be entitled to any further or other dividends than those expressly provided for in the rights, privileges, restrictions and conditions attached to the Second Preferred Shares of such series.

2.2.4                In the event of the liquidation, dissolution or winding-up of the Bank or other distribution of property of the Bank among shareholders for the purpose of winding-up its affairs, before any amount shall be paid to or any property distributed among the holders of the Common Shares or shares of any other class of the Bank ranking junior to the Second Preferred Shares, the holders of each series of the Second Preferred Shares shall be entitled to receive to the extent provided for with respect to each series (i) an amount equal to the price at which such shares were issued, (ii) such premium, if any, as has been provided for with respect to such series, and (iii) all unpaid cumulative dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid up to and including the date of distribution) and, in the case of non-cumulative Second Preferred Shares, all declared and unpaid non-cumulative dividends. After payment to the holders of the Second Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Bank.

2.2.5                Subject to the provisions of the Bank Act and except as otherwise herein expressly provided or as provided in the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of any series, the holders of the Second Preferred Shares shall not, as such, have any voting rights for the election of directors of the Bank or for any other purpose, nor shall they be entitled to receive any notice of or attend shareholders’ meetings.

2.2.6                The Bank shall not, without the prior approval of the holders of the Second Preferred Shares as a class given as hereinafter specified (in addition to such approvals as may be required by the Bank Act or any other legal requirement), (i) create or issue any shares ranking in priority to the Second Preferred Shares or (ii) create or issue any additional series of Second Preferred Shares or any shares ranking pari passu with the Second Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Second Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Second Preferred Shares then issued and outstanding.

2.2.7                The provisions hereinbefore contained in paragraphs 2.2.1 to 2.2.6 inclusive, and herein contained in this paragraph 2.2.7, may be deleted, varied, modified, amended or amplified in whole or in part, but only with the approval of the holders of the Second Preferred Shares given as hereinafter specified in addition to any other approval as may be required by the Bank Act.

                         The approval of the holders of the Second Preferred Shares with respect to any and all matters hereinbefore referred to may be given in writing by the holders of not less than all of the Second Preferred Shares for the time being outstanding or by resolution duly passed by not less than two-thirds of the votes cast by or on behalf of the holders of the Second Preferred Shares at a meeting of the holders of the Second Preferred Shares duly held for the purpose of considering the subject matter of such resolution and at which meeting the holders of not less than 51% of the outstanding Second Preferred Shares are present in person or represented by proxy; provided, however, that, if at any such meeting, when originally held, the holders of at least 51% of the outstanding Second Preferred Shares are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting and, at such adjourned meeting, the holders of Second Preferred Shares present in person or so represented by proxy, whether or not they hold more or less than 51% of all Second Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the Second Preferred Shares shall be given not less than 21 nor more than 50 days prior to the date fixed for such meeting and published as required by the Bank Act and shall state the nature of the business to be transacted and the text of any special resolution to be submitted to the meeting and, provided that such adjournment is not more than 29 days, notice of any such adjourned meeting shall be given not less than 7 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. If such adjournment is 30 days or more notice of such adjourned meeting shall be given as required by the Bank Act. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Bank with respect to the meetings of shareholders or in the Bank Act.

                         If the deletion, variation, modification, amendment or amplification of the provisions hereinbefore contained especially affects the rights of the holders of Second Preferred Shares of any series, in a manner different from that in or to which the rights of the holders of Second Preferred Shares of any other series are affected, then such deletion, variation, modification, amendment or amplification shall, in addition to being approved by the holders of the Second Preferred Shares as hereinabove set forth, be approved by the holders of the Second Preferred Shares of such series so especially affected, which approval may be given in writing by the holders of not less than all of the Second Preferred Shares of such series or by resolution passed by not less than two-thirds of the votes cast at a meeting of the holders of the Second Preferred Shares of such series, and the provisions of this paragraph 2.2.7 shall apply, mutatis mutandis, with respect to the holding of such meeting.

                         At any meeting of the holders of Second Preferred Shares, without distinction as to series, each holder of Second Preferred Shares shall be entitled to one vote in respect of each $1.00 of issue price of Second Preferred Shares held by him. At any meeting of the holders of Second Preferred Shares of any particular series, each holder shall be entitled to one vote in respect of each Second Preferred Share of such series held by him.

2.3	Common Shares

The Common Shares are non-redeemable. The rights of the holders thereof are equal in all respects and include (i) the right to vote at all meetings of shareholders except where only holders of a specified class of shares are entitled to vote and (ii) the right to receive dividends declared on those shares and (iii) the right to receive the remaining property of the Bank on dissolution.